A Pledge to Our Community

ARIS

P.E.
12-31-02

APR 30 2003


03057489


The Monmouth Community

0-49925

Monmouth Community Bancorp

Message for 2002

Our Pledge to you...

Monmouth Community Bank, N.A. will constantly strive to be the community bank of choice in all of the markets it serves. Our goal is to exceed the expectations of our customers, shareholders, employees and the community-at-large by delivering professionalism, respect and value to each of these constituencies.



The Monmouth Community


Little Silver
Long Branch
Monmouth County
Ocean Grove
Neptune
Neptune City
Spring Lake Heights
Ocean County

FINANCIAL HIGHLIGHTS

$'s in thousands, except share data

FOR THE YEAR		2002		2001	Change
Net interest income	$	5,399	$	3,840	41%
Provision for loan losses		373		211	77%
Non-interest income		748		440	70%
Non-interest expense		4,920		3,531	39%
Net income		784		537	46%
PER COMMON SHARE					
Basic earnings	$	0.68	$	0.50	36%
Diluted earnings	$	0.67	$	0.50	34%
AT YEAR-END					
Total assets	$	179,537	$	118,024	52%
Loans, net		89,630		61,881	45%
Allowance for loan losses		1,228		855	44%
Total deposits		164,007		108,892	51%
Shareholders' equity		14,931		8,892	68%



OUR TOTAL ASSETS CLIMB STEADILY

($'s in thousands)



$80,805
$118,024
$179,537
2000
2001
2002

NET LOANS REFLECT OUR EXPANDING ROLE

($'s in thousands)



$46,944
$61,881
$89,630
2000
2001
2002

TOTAL DEPOSITS ENJOY DRAMATIC GROWTH

($'s in thousands)



$72,352
$108,892
$164,007
2000
2001
2002



James S. Vaccaro
Chairman and CEO

Our Point of View



We opened the doors to Monmouth Community Bank, N.A. in July 1998 convinced consumers and local business owners were starved for a community-based financial institution. Since then, we have listened and responded to the needs of these customers with banking services delivered in an environment that is both friendly and convenient by professionals with the ability to offer prompt, efficient and highly personalized service.

As we approach our fifth year of operation, we are more confident than ever that our instincts were right. The impressive growth and warm welcome we have experienced validates the strength of our community-focused model, which emphasizes one-on-one relationships between customers and locally empowered bank managers. The ability to make timely decisions in areas such as loan applications and being accessible well beyond traditional banking hours to accommodate the opening of new accounts puts us head and shoulders above the regional megabanks which, as the public realizes, are often sorely out of touch with local needs.

In a very brief period of time, Monmouth Community Bank, N.A., a wholly owned subsidiary of Monmouth Community Bancorp, has become a bigger, stronger and increasingly visible presence in the markets we serve. Indeed, we are today a full-service retail and commercial institution with six branches and 75 banking professionals who are respected for what they do best - providing quality products and services geared to the needs of local individuals and businesses.

Our financial results reflect the reception we have received. Monmouth Community Bancorp's net income of $784,000 for 2002 represents a 46% increase over the prior year, while basic and diluted earnings per share for 2002 were $0.68 and $0.67, respectively, compared to $0.50 for both basic and diluted earnings per share for 2001. Fueled by the opening of our Neptune City and Little Silver branches in 2001, and our Ocean Grove branch in October 2002, deposits also grew dramatically from $108.9 million at year-end 2001 to $164 million at year-end 2002, an increase of 51%. At the same time, total assets jumped by 52% from $118 million in 2001 to nearly $180 million in 2002.

Making this growth all the more impressive is the fact it occurred in a difficult economic climate, both nationally and regionally. Interest rates fell to a 40-year low in 2002, creating significant margin compression throughout the banking industry. Still,

As we approach our fifth year of operation, we are more confident than ever that our instincts were right.



Monmouth Community Bank, N.A. remained focused on expanding its franchise, solidifying customer relationships and building shareholder value. To those ends, we completed a successful equity rights and common stock offering in November 2002, which raised $5.2 million to help fund our Bank's future growth plans. We also formalized a strategic partnership with GMAC giving our customers access to residential mortgage services from one of the largest and most trusted providers in the field.

As for the year ahead, we will pursue the opening of additional branches in communities within our market that we feel are ready for traditional hometown banking. Based on our strong reception to date, we are confident we can become the bank of choice in each of these targeted markets. Helping us to leave our imprint on the communities and customers we serve is the dedicated and knowledgeable staff we have assembled at Monmouth Community Bank, N.A. We are also grateful to you, our shareholders, for your loyalty and support, and pledge to work harder than ever in the coming year to enhance the value of your investment.

Sincerely,

James S. Vaccaro
Chairman and CEO

John A. Brockriede
Vice Chairman

Richard O. Lindsey
President

NET INCOME
($'s in thousands)



$253
$537
$784
2000
2001
2002

Dr. Robert Sica and
Mrs. Anita Sica

Convenience



PARTNERING WITH CONSUMERS

For many consumers, there is no greater banking advantage than the convenience and friendliness of a hometown institution. Monmouth Community Bank, N.A. is filling that void in a growing number of communities along the Jersey coast with extended hours, personalized service and access to our system through a host of portals, including in-person banking, ATM machines, the internet and telephone banking. We are also responding to consumers through a full range of products, including free savings and checking accounts (with no minimum balance required), IRAs and consumer loans. Enhancing our relationship with customers is the ability to provide residential mortgages at competitive rates through our new partner, GMAC, one of the most respected names in the mortgage business.

The Monmouth Community...

At Monmouth Community Bank, N.A., we believe firmly that consumers should not have to pay for convenience.



Chester Gordon,
Gordon Construction

TAILORED SOLUTIONS FOR SMALL BUSINESSES

As a community bank, we are particularly attuned to the needs of smaller businesses - a sector that is often ignored by the large financial institutions. What we offer small business owners is responsiveness, flexibility and local decision-making for loan applications - qualities that can be critical in eliminating the delays and hassles these businesses often face in dealing with larger, out-of-town banks. Our staff is experienced in tailoring solutions for small businesses around a broad spectrum of deposit and commercial loan products. We are also sensitive to the needs of professionals in the legal, medical, accounting, insurance and real estate industries, offering highly competitive commercial mortgages, term loans, time loans and lines of credit.

Responsiveness




WindMill

WORKING ON BEHALF OF THE COMMUNITY

Our responsibilities go well beyond the walls of our institution. The people of Monmouth Community Bank, N.A. are playing increasingly active roles in the community through their work as volunteers and concerned citizens on behalf of a wide range of civic and charitable causes.

Rena Levine Levy and Steven Levine, The Windmill Restaurant


Rick Eyerman,
Coast Hardware


is more than just a slogan; it's a
way of doing business at Monmouth
Community Bank, N.A.

BOARD OF DIRECTORS

James S. Vaccaro
Chairman

John A. Brockriede
Vice Chairman

James G. Aaron, Esq.
Secretary

Mark R. Aikins, Esq.

Nicholas A. Alexander

Richard O. Lindsey

John F. McCann

Harold M. Miller, Jr.

Carmen M. Penta, CPA

Mark G. Solow

OFFICERS

James S. Vaccaro
Chairman and CEO

Richard O. Lindsey
President

Anthony Giordano, III
SVP and
Chief Financial Officer

Kevin W. Hunt
SVP and
Sr. Lending Officer

David A. O'Connor
SVP and Business
Development Officer

Lisa A. Borghese
Vice President –
Lending Officer

Gail M. Corrigan
Vice President –
Human Resources

Anthony J. DeNucci, III
Vice President –
Information Technology

Patricia D. Krebs
Vice President –
Sr. Credit Officer

James E. VanCak, CPA
Vice President
and Controller

Donna A. McBain
Asst. Vice President and
Auditor

Diane E. Sperry
Asst. Vice President –
Loan Administration

Sally J. Troth
Asst. Vice President –
Loan Operations

Nancy L. Malinconico
Vice President –
Branch Administrator

Patricia Binkowski
Vice President and
Branch Manager

Linda L. Talbot
Vice President and
Branch Manager

Carol A. Feldman
Asst. Vice President and
Branch Manager

Lisa Carta
Branch Manager

Caroline E. Glynn
Branch Manager

Deborah A. Gellert
Branch Manager

ADVISORY BOARDS

Long Branch:

Gregory T. Aikins

Marci Ansell

Mary Ann Becker

Anthony Camassa

Michael A. Irene Jr., Esq.

Jacob L. Jones

Todd Katz

Holly Sue Lapidus

Edward Lefkowitz

Edwin B. Lennon, Jr.

Kenneth F. Leposa

Vito Morgano

Edward Moses

Alfred Peskoe

Steven C. Rubin, Esq.

Dr. Irving D. Strouse

Alexis Tucci, Esq.

Howard Walter

Joseph Wenning

Allen W. Winters

Southern Regional:

John Antonides

Warren G. Beyer

Christine Brown, CPA

John A. Camassa, Esq.

Susan Careatti

Robert Faccone, Esq.

Michael D. Fitzgerald, Esq.

C. Gavin Gatta

Roy Hall

Alan P. Hilla, Sr.

Vincent Hirsch

James T. Sabaitis, Esq.

Little Silver Regional:

Mitchell Ansell

James E. Berube, Jr., Esq.

Scott Caruso

John Caruso

Shawn M. Gatta

Neil Guiney

Joseph P. Luccarelli

Frank Monteforte

Bernard Natelson

James Pavlis

Sandy Santangello

STOCK TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

COUNSEL

Giordano, Halleran & Ciesla
125 Half Mile Road
Middletown, NJ 07748

INDEPENDENT AUDITORS

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

STOCKHOLDER INQUIRIES

Anthony Giordano, III
CFO, Monmouth Community Bancorp
627 Second Avenue
Long Branch, NJ 07740
(732) 923-1115
(732) 923-0101 (fax)

BRANCH LOCATIONS

627 Second Avenue
Long Branch, NJ 07740
(732) 571-1300
(732) 571-1037 (fax)

700 Allaire Road
Spring Lake Heights, NJ 07762
(732) 974-9800
(732) 974-9822 (fax)

Highway 35 and 3rd Avenue
Neptune City, NJ 07753
(732) 774-1900
(732) 774-3139 (fax)

61 Main Avenue
Ocean Grove, NJ 07756
(732) 775-0100
(732) 775-8645 (fax)

700 Branch Avenue
Little Silver, NJ 07739
(732) 933-3500
(732) 933-3504 (fax)

3636 Highway 33
Neptune, NJ 07753
(732) 643-9699
(732) 643-0268 (fax)

HOURS

Monday through Friday:
7:30 a.m. to 7:30 p.m.

Saturday:
9:00 a.m. to 4:00 p.m.
Sunday (Drive-up):
12:00 p.m. to 4:00 p.m.

MARKET MAKERS

Baird, Patrick & Co., Inc.

F.J. Morrissey & Co.

Hill Thompson Magid, L.P.

Monroe Securities, Inc.

Ryan, Beck & Co.

Sandler O'Neill & Partners, L.P.

Schwab Capital Markets, L.P.

Wedbush Morgan Securities, Inc.

Member FDIC
Equal Opportunity Employer
Equal Opportunity Lender

Web Site: www.monmouthcommunitybank.com



Monmouth Community Bancorp
627 Second Avenue
Long Branch, NJ 07740
(732) 571-1300

www.monmouthcommunitybank.com